FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  December, 2008

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

15 December 2008

MADOFF INVESTMENT SECURITIES LLC

HSBC notes various articles appearing in the press today regarding the Group's exposure to the alleged fraud at Madoff Investment Securities LLC ("Madoff"), which is under criminal investigation in the USA.

In the interests of clarity, HSBC confirms that it has provided financing to a small number of institutional clients who invested in funds with Madoff. On the basis of information presently available, HSBC is of the view that the potential exposure under these financing transactions is in the region of US$1 billion.

Also, in the context of its normal global custody business, HSBC has custody clients who have invested with Madoff. HSBC does not believe that these custodial arrangements should be a source of exposure to the Group.

Media enquiries to Richard Lindsay on +44 (0)20 7992 1555.

Note to editors:

The HSBC Group

HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from more than 9,500 offices in 85 countries and territories in Europe, the Asia-Pacific region, the Americas, the Middle East and Africa. With assets of US$2,547 billion at 30 June 2008, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

ends

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                                                  By:

                                                                                                     Name: P A Stafford

                                                                                                                       Title: Assistant Group Secretary

                                                                                                                                                                                                 Date: December 15, 2008